

October 11, 2013

<u>Via E-mail</u>
Mark W. Sopp
Chief Financial Officer
SAIC, Inc. and Science Applications International Corp.
1710 SAIC Drive
McLean, VA 22102

> Re: **SAIC, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed March 27, 2013**
> **Form 10-Q for the Quarter Ended August 2, 2013**
> **Filed September 5, 2013**
> **File No. 001-33072**
>
> **Science Applications International Corp.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed March 27, 2013**
> **Form 10-Q for the Quarter Ended August 2, 2013**
> **Filed September 5, 2013**
> **File No. 000-12771**

Dear Mr. Sopp:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief